SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2007
CNH GLOBAL N.V.
(Translation of Registrant’s Name Into English)
World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F    X             Form 40-F
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes                     No    X
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

CNH GLOBAL N.V.
Form 6-K for the month of August 2007
     Effective May 8, 2007, Guido Guerrieri was appointed Chief Information Officer of the Company.
     Effective June 29, 2007, Michael P. Going was appointed General Counsel and Secretary of the Company replacing Roberto Miotto, who has taken on a new role within the Company.
     Effective July 31, 2007, Richard Hoffman, the Company’s Corporate Controller and Chief Accounting Officer, resigned from his position and left the company. A replacement for this position has not been named.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.
By:	/s/ Harold D. Boyanovsky
Harold D. Boyanovsky
Chief Executive Officer

August 1, 2007